UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	180 Lonsdale Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
GPO BOX 86A
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
	Tel +61 1300 55 47 57 Fax +61 3 9609 4372	Fax + 44 20 7802 4111
8 December 2010	bhpbilliton.com	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr A Mackenzie

Date of last notice	18 December 2009

Date issuer informed of transaction	8 December 2010

Date and place of transaction	6 December 2010 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term Incentive Plan (“LTIP”), and of Deferred Shares and of Options under the Group Incentive Scheme (“GIS”).

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office:180 Lonsdale Street, Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	—

Nature of indirect interest (including registered holder)	—

Date of change	—

No. of securities held prior to change	—

Class	—

Number acquired	—

Number disposed	—

Value/Consideration	—

No. of securities held after change	—

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	—

Any additional information

Mr Mackenzie has an indirect interest in 55,049 ordinary shares in BHP Billiton Plc. 55,000 of these ordinary shares are held by Pershing Nominees held jointly by Mr A Mackenzie and Mrs E Mackenzie, of which Mr Mackenzie is a beneficiary, and 214 ordinary shares of BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

There is no change to the above holdings.

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	6 December 2010

Period during which or date on which exercisable	• Performance Shares – August 2015 to August 2020 • Deferred Shares – August 2012 to August 2015 • Options – August 2012 to August 2015

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	• 120,000 Performance Shares under the LTIP • 22,700 Deferred Shares under the GIS • 30,389 Options under the GIS

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	• Performance Shares - Nil • Deferred Shares - Nil • Options - £23.71

Part 3 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	565,839	–	maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

	35,176	–	maximum number of Deferred Shares (ordinary shares of BHP Billiton Plc) under the GIS

	46,508	–	maximum number of GIS Options (over ordinary shares of BHP Billiton Plc) under the GIS

	214	–	maximum number of matched shares (ordinary shares of BHP Billiton Plc) under Shareplus

	647,737	–	Total

Any additional information	This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares and Options under the GIS.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Fiona Smith	Tel: Fax:	+61 3 9609 3179 +61 3 9609 4372

	Geof Stapledon	Tel: Fax:	+44 20 7802 4176 +44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 10, 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary